Exhibit 99.1

Ballard and HDF Energy Sign Development Agreement For Multi-Megawatt Fuel Cell Systems

VANCOUVER, and BORDEAUX, France, Dec. 10, 2019 /CNW/ - Ballard Power Systems (NASDAQ: BLDP; TSX: BLDP) today announced that it has signed a Product Development Agreement with Hydrogene de France ("HDF Energy"; www.hdf-energy.com), an Independent Power Producer dedicated to renewable power generation, for the development and integration of a multi-megawatt (MW) scale fuel cell system into HDF Energy's Renewstable® power plant designed for stationary power applications.

HDF Energy's Renewstable® power plant is a multi-MW baseload system enabling large-scale storage of intermittent renewable wind or solar energy in the form of hydrogen – through the process of electrolysis – as well as electricity generation using that hydrogen feedstock together with a fuel cell system. This power plant can produce zero-emission power on a 24/7 basis from intermittent renewable energy, in order to support electrical grids.

Rob Campbell, Ballard's Chief Commercial Officer said, "For years, indeed decades, industry has imagined using hydrogen as an energy carrier that matches variable output from renewable power generation, such as solar photovoltaics and wind, with grid power demand. Our collaboration with HDF Energy presents a compelling opportunity to realize this vision. We believe hydrogen will play a key role in the emerging clean energy transition, as governments and industry increasingly look for solutions to decarbonize energy, mobility, and industry, while firming grids with increasing penetration of variable renewables. Indeed, hydrogen offers high value energy storage that enables these sector couplings."

Mr. Campbell continued, "This Development Agreement and collaboration is reflective of the expected market interest in a solution where HDF Energy combines its experience and capabilities as an Independent Power Producer focused on renewable power generation, together with Ballard's leading technology in heavy duty Proton Exchange Membrane, or PEM, fuel cells and experience in the design and integration of megawatt-scale stationary PEM systems. The integrated architecture of renewables-electrolysis-hydrogen storage fuel cell systems can deliver reduced energy costs, improved grid stability and resiliency, increased penetration of renewables and greater energy independence. We also envision HDF's Renewstable® power plant being used to store green hydrogen for use in other applications, such as zero-emission fuel for Fuel Cell Electric Vehicles."

Kevin Colbow, Ballard Chief Technology Officer added, "Under the Development Agreement, we are planning for two phases of work. The first phase involves the design, build and supply of two next-generation MW-scale containerized stationary PEM fuel cell systems totaling 3-megawatts, based on our new high-durability LCS fuel cell stack. Second, after HDF Energy incorporates these systems into their Renewstable® power plant in an initial project, we plan to proceed with a technology transfer program to enable HDF Energy to assemble these fuel cell systems for global market sales of their Renewstable® power plants."

In the initial HDF Energy project an installation is planned in French Guiana, an overseas region of France located off the northern Atlantic coast of South America, under the Centrale Electricite de l'Ouest Guyanais (CEOG) project. The project will involve 90MWh of energy storage from hydrogen, representing a first for the fuel cell industry.

Damien Havard, CEO of HDF Energy noted, "We are excited to continue our partnership with Ballard, a leading designer of reliable PEM fuel cell systems. We believe our expanded collaboration will establish a new reference for multi-MW power-to-power applications. This alliance strengthens Renewstable® power plants' position as a reliable and competitive alternative to fossil fuel power plants."

Subject to certain conditions, the collaboration contemplates a future technology transfer of Ballard's new MW-scale containerized PEM fuel cell system to HDF Energy with an exclusive royalty-bearing, non-transferable, multi-year global license for the manufacture and sale of MW-scale fuel cell systems for Renewstable® power plant systems. The collaboration also contemplates Ballard supplying LCS fuel cell stacks for these systems based on an exclusive long-term supply agreement. HDF Energy is planning to establish a manufacturing facility in Bordeaux, France.

The transaction announced today is subject to completion of definitive agreements and is reliant in part on the CEOG project, which is subject to customary conditions for multi-year programs of this scope, including but not limited to permitting and regulatory approvals, financings and project execution activities.

About HDF Energy
HDF Energy is the creator of the Renewstable® electricity plant concept. Specialized in hydrogen-based technologies, HDF Energy develops, finances, builds and operates industrial energy infrastructures, high power fuel cells (more than 1MW), and mass storage units connected to an electrical grid. Multi-megawatt Renewstable® electricity plants generate clean, non-intermittent electricity 24/7. To learn more about HDF Energy, please visit www.hdf-energy.com.

About Ballard Power Systems
Ballard Power Systems' (NASDAQ: BLDP; TSX: BLDP) vision is to deliver fuel cell power for a sustainable planet. Ballard zero-emission PEM fuel cells are enabling electrification of mobility, including buses, commercial trucks, trains, marine vessels, passenger cars, forklift trucks and UAVs. To learn more about Ballard, please visit www.ballard.com.

This release contains forward-looking statements concerning anticipated product performance and other characteristics, product deliveries and deployments. These forward-looking statements reflect Ballard's current expectations as contemplated under section 27A of the Securities Act of 1933, as amended, and Section 21E of the Securities Exchange Act of 1934, as amended. Any such forward-looking statements are based on Ballard's assumptions relating to its financial forecasts and expectations regarding its product development efforts, manufacturing capacity, and market demand.

These statements involve risks and uncertainties that may cause Ballard's actual results to be materially different, including general economic and regulatory changes, detrimental reliance on third parties, successfully achieving our business plans and achieving and sustaining profitability. For a detailed discussion of these and other risk factors that could affect Ballard's future performance, please refer to Ballard's most recent Annual Information Form. Readers should not place undue reliance on Ballard's forward-looking statements and Ballard assumes no obligation to update or release any revisions to these forward looking statements, other than as required under applicable legislation.

This press release does not constitute an offer to sell or the solicitation of an offer to buy securities.  The Ballard Common Shares have not been registered under the United States Securities Act of 1933, as amended, or the securities laws of any other jurisdiction and may not be offered or sold in the United States absent registration or an applicable exemption from registration requirements.

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SOURCE Ballard Power Systems Inc.

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For further information: Ballard Contact: Guy McAree, +1.604.412.7919, media@ballard.com or investors@ballard.com

CO: Ballard Power Systems Inc.

CNW 08:00e 10-DEC-19